------------------------------------
                                                         OMB APPROVAL
                                            ------------------------------------
                                            OMB Number:                3235-0145
                                            Expires:            October 31, 2002
                                            Estimated average burden
                                              hours to perform............ 14.90
                                            ------------------------------------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No.  )


                                FutureOne, Inc.
                         ------------------------------
                                (Name of Issuer)

                                  Common Stock
                         ------------------------------
                         (Title of Class of Securities)

                                   36114M 10 8
                                 --------------
                                 (CUSIP Number)

                                  Alan P. Hald
                           5350 East Calle del Medio
                               Phoenix, AZ 85018
          ------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  June 1, 2000
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
---------------------                                          -----------------
CUSIP NO. 36114M 10 8                                          Page 2 of 4 Pages
---------------------                                          -----------------

1   NAMES OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Alan P. Hald
    ----------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) [ ]
                                                                         (b) [ ]
    ----------------------------------------------------------------------------
3   SEC USE ONLY

    ----------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    OO
    ----------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

    ----------------------------------------------------------------------------
6   CITZENSHIP OR PLACE OF ORGANIZATION

    United States of America
    ----------------------------------------------------------------------------
                  7  SOLE VOTING POWER

                     840,000
     NUMBER OF       -----------------------------------------------------------
      SHARES      8  SHARED VOTING POWER
    BENEFICIALLY
     OWNED BY        0
       EACH          -----------------------------------------------------------
     REPORTING    9  SOLE DISPOSITIVE POWER
      PERSON
       WITH          840,000
                     -----------------------------------------------------------
                 10  SHARED DISPOSITIVE POWER

                     0
                     -----------------------------------------------------------

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    840,000
    ----------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   [ ]


    ----------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    6.0%
    ----------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    IN
    ----------------------------------------------------------------------------

                                  SCHEDULE 13D
---------------------                                          -----------------
CUSIP NO. 36114M 10 8                                          Page 3 of 4 Pages
---------------------                                          -----------------
ITEM 1. SECURITY AND ISSUER

     This Schedule 13D relates to shares of the common stock, $.001 par value (the "Common Stock") of FutureOne, Inc. (the "Company"). The principal executive offices of the Company are located at 4250 E. Camelback Road, Suite K-124, Phoenix, AZ 85018.

ITEM 2. IDENTITY AND BACKGROUND

     This Schedule 13D is being filed by Alan P. Hald, a United States citizen. Mr. Hald's business address is 5350 E. Calle del Medio, Phoenix, AZ 85018. Mr. Hald has been retained by MicroAge, Inc. as a consultant. The principal executive offices address of MicroAge, Inc. is 1330 W. Southern Avenue, Tempe, AZ 85282. Mr. Hald has not during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). In addition, Mr. Hald has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which would make him subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

ITEMS 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Mr. Hald acquired the warrants to purchase shares of Common Stock as compensation for services rendered when he served as the Chairman of the Board of Directors of the Company. During the six months Mr. Hald served as Chairman of the Board of Directors, he received warrants to purchase 420,000 shares of Common Stock of the Company. Pursuant to the Employment Separation Agreement by and between FutureOne, Inc. and Alan P. Hald dated as of June 1, 2000, Mr. Hald received an additional warrants to purchase 420,000 shares of Common Stock of the Company.

ITEM 4. PURPOSE OF TRANSACTION

     Mr. Hald has no current plans or proposals relating to any of the items listed in Subparts (a) - (j) of Item 4.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a) Mr. Hald beneficially owns warrants to purchase 840,000 shares of the Common Stock of the Company, or approximately 6.0% of the outstanding Common Stock of the Company.

     (b) Mr. Hald has the sole power to vote and to dispose of the securities so indicated.

     (c) Except as set forth in Item 3, Mr. Hald has not effected any transaction in securities of the Company during the past sixty (60) days.

     (d) Not applicable.

     (e) Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Not applicable.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

     None

                                  SCHEDULE 13D
---------------------                                          -----------------
CUSIP NO. 36114M 10 8                                          Page 4 of 4 Pages
---------------------                                          -----------------

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


/s/ Alan P. Hald
-------------------------------------
Alan P. Hald

Dated: July 18, 2000

     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement; provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.


ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL
           CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)